Harvest Energy Trust
Consolidated Balance Sheets (Unaudited)

(thousands of Canadian dollars)

	September 30, 2006	December 31, 2005
Assets

Current assets
Accounts receivable	$180,358	$73,766
Fair value of risk management contracts [Note 12]	16,422	21,231
Prepaid expenses and deposits	8,046	1,126
Future income tax	-	22,975
	204,826	119,098

Deferred charges [Note 3]	11,417	12,768
Fair value of risk management contracts [Note 12]	15,167	2,628
Deposit on North Atlantic Refinery Limited [Note 15]	111,292	-
Property, Plant and Equipment [Note 4]	3,077,821	1,130,155
Goodwill [Note 2]	656,248	43,832
	$4,076,771	$1,308,481

Liabilities and Unitholders' Equity

Current liabilities
Accounts payable and accrued liabilities [Note 5]	$228,708	$99,576
Cash distribution payable	42,163	18,544
Fair value deficiency of risk management contracts [Note 12]	24,850	65,968
	295,721	184,088

Bank loan [Note 7]	591,189	13,869
Fair value deficiency of risk management contracts [Note 12]	24,812	10,449
7 7/8% Senior notes	279,425	290,750
Convertible debentures [Note 8]	235,114	44,455
Deferred credit	881	1,389
Asset retirement obligation [Note 6]	193,182	110,693
Future income tax	-	25,275

Non-controlling interest [Note 11]	-	3,179

Unitholders' equity
Unitholders' capital [Note 9]	2,757,381	747,312
Equity component of convertible debentures [Note 8]	24,539	2,639
Accumulated income	269,622	135,665
Accumulated distributions	(595,095)	(261,282)
	2,456,447	624,334
	$4,076,771	$1,308,481

Commitments, contingencies, and guarantees [Note 14]
Subsequent events [Note 15]
See accompanying notes to these consolidated financial statements

Harvest Energy Trust
Consolidated Statements of Income and Accumulated Income (Unaudited)

(thousands of Canadian dollars, except per Trust Unit amounts)
	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Revenue
Petroleum and natural gas sales	$314,180	$208,628	$847,465	$481,672
Royalty expense	(54,362)	(38,974)	(149,384)	(81,824)
Risk management contracts
Realized net losses	(24,032)	(22,182)	(56,623)	(64,255)
Unrealized net gains (losses)	77,078	(3,948)	35,966	(73,524)
	312,864	143,524	677,424	262,069

Expenses
Operating	62,489	32,385	173,176	88,122
Transportation and marketing	3,535	56	9,223	302
General and administrative	7,500	12,971	21,825	25,046
Transaction charges	-	-	12,072	-
Interest and other financing charges on short term
debt	-	1,083	-	6,452
Interest and other financing charges on long term
debt	16,685	7,682	42,573	21,460
Depletion, depreciation and accretion	115,223	48,969	297,726	127,944
Foreign exchange (gain) loss	163	(13,974)	(11,327)	(8,607)
Large corporations tax and other tax	(499)	76	8	831
Future income tax (recovery)	-	1,195	(2,300)	(28,633)
Non-controlling interest [Note 11]	-	219	(65)	(156)
	205,096	90,662	542,911	232,761
Net income for the period	107,768	52,862	134,513	29,308

Accumulated income, beginning of period	161,854	7,165	135,665	30,719
Redemption of exchangeable shares	-	-	(556)	-

Accumulated income, end of period	$269,622	$60,027	269,622	$60,027

Net income per Trust Unit, basic [Note 9]	$1.01	$1.09	$1.39	$0.66
Net income per Trust Unit, diluted [Note 9]	$0.99	$1.08	$1.38	$0.64

Consolidated Statements of Accumulated Distributions (Unaudited)

(thousands of Canadian dollars)
	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005

Accumulated distributions, beginning of period	$471,983	$159,376	$261,282	$97,110
Distributions	123,112	46,691	333,813	108,957
Accumulated distributions, end of period	$595,095	$206,067	$595,095	$206,067

See accompanying notes to these consolidated financial statements.

Harvest Energy Trust
Consolidated Statements of Cash Flows (Unaudited)

(thousands of Canadian dollars)
	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2006	2005	2006	2005
Cash provided by (used in)
Operating Activities
Net income for the period	$107,768	$52,862	$134,513	$29,308
Items not requiring cash
Depletion, depreciation and accretion	115,223	48,969	297,726	127,944
Unrealized foreign exchange gain	834	(13,829)	(10,289)	(8,038)
Amortization of deferred finance charges and discount on debt	1,095	894	3,972	4,334
Unrealized loss (gain) on risk management contracts [Note 12]	(77,078)	3,948	(35,966)	73,524
Future income tax (recovery)	-	1,195	(2,300)	(28,633)
Non-controlling interest	-	219	(65)	(156)
Unit based compensation expense	(816)	9,250	1,725	15,129
Deferred rent expense	(127)	-	(271)	-
Amortization of office lease premium	56	-	149	-
Settlement of asset retirement obligations	(2,285)	(1,169)	(4,028)	(2,333)
Change in non-cash working capital [Note 13]	(1,073)	29,810	(17,824)	(25,867)
	143,597	132,149	367,342	185,212

Financing Activities
Issue of Trust Units, net of issue costs	217,950	167,595	217,849	167,507
Redemption of exchangeable shares	-	-	(1,022)	-
Borrowings of bank loan, net	363,644	(103,442)	471,072	(40,871)
Issuance of convertible debentures	-	75,000	-	75,000
Issue costs for convertible debentures	-	(3,223)	-	(3,223)
Financing costs	(54)	(1,518)	(1,183)	(2,052)
Cash distributions	(73,566)	(29,286)	(184,734)	(74,314)
Change in non-cash working capital [Note 13]	7,879	5,960	(10,891)	5,647
	515,853	111,086	491,091	127,694

Investing Activities
Additions to Property, Plant and Equipment	(129,054)	(31,655)	(286,523)	(81,032)
Acquisition of Birchill Energy Limited	(452,269)	-	(452,269)	-
Acquisition of Hay River	-	(210,505)	-	(236,505)
Deposit on North Atlantic Refinery Ltd.	(111,292)	-	(111,292)	-
Property acquisitions	(312)	839	(23,984)	(2,791)
Change in non-cash working capital [Note 13]	33,477	(1,914)	15,635	7,422
	(659,450)	(243,235)	(858,433)	(312,906)

Change in cash being cash at beginning and end of period	$-	$-	$-	$-

Interest paid	$6,304	$13,041	$23,586	$17,257
Large corporation tax and other tax paid	$68	$1,733	$880	$2,079

See accompanying notes to these consolidated financial statements.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended September 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

1.     Significant Accounting Policies

These interim consolidated financial statements of Harvest Energy Trust (the "Trust" or "Harvest") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. These interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of the Trust for the year ended December 31, 2005 and should be read in conjunction with that report.

These consolidated financial statements include the accounts of Harvest Energy Trust, its wholly owned subsidiaries and its proportionate interest in a partnership with a third party.

2.    Business Acquisitions

Birchill Energy Limited ("BEL")

On July 26, 2006, management signed a binding agreement to purchase all of the issued and outstanding shares of BEL on August 15, 2006 for $452.3 million net of working capital adjustments and transaction costs. The results of operations of BEL have been included in the consolidated financial statements since the time of effective control, July 26, 2006.

The Trust's aggregate consideration for the acquisition of BEL consists of the following:

Consideration for the acquisition:	Amount
Cash paid	$450,960
Acquisition costs	1,309
$452,269

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration for the BEL acquisition.

Consideration for the acquisition:	Amount
Net working capital	$(2,001)
Capital assets	455,489
Asset retirement obligation	(1,219)
$452,269

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

Viking Energy Royalty Trust ("Viking")

On February 3, 2006, the unitholders of the Trust and Viking voted to approve a resolution to effect the Plan of Arrangement (the "Plan of Arrangement") by which unitholders of Viking received 0.25 Harvest Trust Units for every Viking Trust Unit held, and the Trust acquired all of the assets and assumed all of the liabilities of Viking for total consideration of approximately $1,638.1 million. This amount consisted of the issuance of 46,040,788 Trust Units [Note 9(b)] at an ascribed value of $35.58 per Trust Unit, based on the weighted average trading price of the Harvest Trust Units before and after the announcement date of November 28, 2005. Pursuant to the terms and conditions of Vikings' convertible debenture indenture, Harvest's acquisition of Viking's net assets resulted in Harvest assuming the obligations of Viking's convertible debentures, including the adjustment of the conversion ratio to reflect the 0.25 Harvest Trust Unit for each Viking Trust Unit exchange ratio.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended September 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

The Trust's aggregate consideration for the acquisition of Viking consists of the following:

Consideration for the acquisition:	Amount
Ascribed value of Trust Units issued	$1,638,131
Bank debt assumed	106,247
Convertible debentures assumed
Debt component	202,232
Equity component	24,123
Acquisition costs	4,600
$1,975,333

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration for the Viking acquisition.

Allocation of purchase price:	Amount
Net working capital deficiency	$(31,297)
Capital assets	1,455,000
Fair value deficiency of risk management contracts	(1,224)
Fair value of office lease	931
Goodwill	612,416
Asset retirement obligation	(60,493)
$1,975,333

Effective February 3, 2006, the results of Viking have been included in the consolidated financial statements.

3.     Deferred Charges

	September 30, 2006	December 31, 2005
Financing costs	$9,153	$11,064
Fair value of office lease [Note 2]	782	-
Discount on Senior Notes	1,482	1,704
	$11,417	$12,768

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended September 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

4.     Property, Plant and Equipment

		Accumulated
		depletion and	Net book
September 30, 2006	Cost	depreciation	value
Petroleum and natural gas expenditures	$3,663,542	$(592,071)	$3,071,471
Office furniture and equipment	8,719	(2,369)	6,350
Total	$3,672,261	$(594,440)	$3,077,821

		Accumulated
		depletion and	Net book
December 31, 2005	Cost	depreciation	value
Petroleum and natural gas expenditures	$1,433,284	$(307,384)	$1,125,900
Office furniture and equipment	5,377	(1,122)	4,255
Total	$1,438,661	$(308,506)	$1,130,155

General and administrative costs of $2.4 million have been capitalized during the three month period ended September 30, 2006 (three months ended September 30, 2005- $2.6 million), of which $128,000 (three months ended September 30, 2005 - $2,080,474) relate to the Trust Unit incentive plan and the Unit award incentive plan. For the nine month period ended September 30, 2006 $9.2 million (nine months ended September 30, 2005 - $4.5 million) of general and administrative costs have been capitalized, of which $2.9 million (nine months ended September 30, 2005 - $3.2 million) relate to the Trust Unit incentive plan and the unit award incentive plan.

5.     Accounts Payable and Accrued Liabilities

	September 30, 2006	December 31, 2005
Trade accounts payable	$45,192	$22,484
Accrued interest	16,060	4,959
Trust Unit Incentive Plan and Unit Award
Incentive Plan [Note 10]	7,623	17,828
Premium on price risk management contract	-	462
Other accrued liabilities	160,053	53,223
Large corporation taxes payable	(220)	620
	$228,708	$99,576

6.     Asset Retirement Obligation

The Trust's asset retirement obligation results from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation to be approximately $636 million which will be incurred between 2006 and 2053. The majority of the costs will be incurred between 2015 and 2026. A credit-adjusted risk-free discount rate of 8% and inflation rate of approximately 1% were used to calculate the fair value of the asset retirement obligation as at September 30, 2006.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended September 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

A reconciliation of the asset retirement obligation is provided below:

	Nine months ended September 30, 2006	Year ended December 31, 2005

Balance, beginning of period	$110,693	$90,085
Incurred on acquisition of Viking	60,493	-
Incurred on acquisition of BEL	1,219	-
Liabilities incurred	839	7,328
Revision of estimates	12,173	8,656
Liabilities settled	(4,028)	(4,146)
Accretion expense	11,793	8,770
Balance, end of period	$193,182	$110,693

7.     Bank Loan

The Trust entered into a new credit facility agreement on February 3, 2006, that increased its borrowing capacity from $400 million to $750 million. At March 31, 2006, the Trust completed a secondary syndication of its credit facility resulting in a broadening of its banking group and an increase in its three year extendible revolving credit facility to $900 million.

At September 30, 2006, the Trust had $591.2 million drawn under the $900 million three year extendible revolving credit facility. With the consent of the lenders, the facility may be extended on an annual basis for an additional 364 days. The facility is secured by a $1.5 billion first floating charge over all of the assets of the operating subsidiaries and a guarantee from the Trust. Amounts borrowed under this facility bear interest at a floating rate based on bankers acceptances plus 65 basis points to 115 basis points depending on the Trust's Senior Debt to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) Ratio as defined in the Credit Agreement. Availability under this facility is subject to quarterly financial covenants requiring that the Senior Debt to EBITDA Ratio is less than 3 to 1, the Total Debt to EBITDA Ratio is less than 3.5 to 1, Senior Debt to Capitalization Ratio is less than 50% and Total Debt to Capitalization Ratio is less than 55%, all as defined in the Credit Agreement. [See Note 15].

8.     Convertible Debentures

The Trust has issued three series of unsecured subordinated debentures and has assumed two additional series as part of the Viking acquisition [Note 2]. The two additional series of debentures assumed in the Viking acquisition have the same general terms as the three series issued by Harvest, the details of which have been outlined in our December 31, 2005 annual financial statements.

The following is a summary of the five series of convertible debentures.

		Original	Conversion
	Interest	face value	price / Trust		First redemption	Second redemption
Issue date	rate	(millions)	Unit	Maturity	period	period
Jan 29, 2004	9%	$60	$13.85	May 31, 2009	Jun. 1/07-May 31/08	Jun. 1/08-May. 30/09
Aug 10, 2004	8%	$100	$16.07	Sept. 30, 2009	Oct. 1/07-Sept. 30/08	Oct. 1/08-Sept. 29/09
Aug 2, 2005	6.5%	$75	$31.00	Dec. 31, 2010	Jan. 1/09-Dec. 31/09	Jan. 1/10-Dec. 30/10
Feb. 3, 2006	10.5%	$35(2)	$29.00	Jan.31, 2008	Feb. 1/06-Jan. 31/07	Feb. 1/07-Jan. 30/08
Feb. 3, 2006	6.40%(1)	$ 175(2)	$46.00	Oct. 31, 2012	Nov. 1/08-Oct. 31/09	Nov. 1/09-Oct. 31/10

(1) This series of convertible debentures may also be redeemed by the Trust at a price of $1,000 per debenture on or after November 1, 2009 until maturity.
(2)The fair value, including the equity component, of the 10.5% convertible debentures and the 6.40% convertible debentures at acquisition was $44.8 million and $181.5 million, respectively.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended September 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

The following table summarizes the issuance and subsequent conversions of the convertible debentures:

	9%	8%	6.5%	10.5%	6.40%
	Series	Series	Series	Series	Series	Total
As at December 31, 2004	$10,698	$15,052	$-	$-	$-	$25,750
August 2, 2005 issuance	-	-	75,000	-	-	75,000
Portion allocated to equity	-	-	(4,932)			(4,932)
Accretion of non-cash interest expense	-	11	228	-	-	239
Converted into Trust Units	(8,921)	(11,299)	(31,382)	-	-	(51,602)
As at December 31, 2005	1,777	3,764	38,914	-	-	44,455
February 3, 2006 assumption	-	-	-	44,822	181,533	226,355
Portion allocated to equity	-	-	-	(9,301)	(14,822)	(24,123)
Accretion of non-cash interest expense (premium)		3	300	(129)	650	824
Converted into Trust Units	(398)	(1,069)	(3,330)	(7,581)	(19)	(12,397)
As at September 30, 2006	$1,379	$2,698	$35,884	$27,811	$167,342	$235,114
		Number of Debentures
	9%	8%	6.5%	10.5%	6.40%
	Series	Series	Series	Series	Series	Total
Number outstanding at December 31, 2004	10,700	15,159	-	-	-	25,859
August 2, 2005 issuance	-	-	75,000	-	-	75,000
Converted into Trust Units	(8,923)	(11,373)	(33,527)	-	-	(53,823)
Outstanding at December 31, 2005	1,777	3,786	41,473	-	-	47,036
February 3, 2006 assumption	-	-	-	35,058	174,965	210,023
Converted into Trust Units	(398)	(1,075)	(3,544)	(7,502)	(20)	(12,539)
Outstanding at September 30, 2006	1,379	2,711	37,929	27,556	174,945	244,520

The following table summarizes the reclassification of the equity component of convertible debentures to Unitholders' equity:

	9% Series	8% Series	6.5% Series	10.5% Series	6.40% Series
	Equity Value	Equity Value	Equity Value	Equity Value	Equity Value	Total
As at December 31, 2004	$3	$113	$-	$-	$-	$116
August 2, 2005 issuance, net	-	-	4,720	-	-	4,720
Converted into Trust Units, net	(3)	(85)	(2,109)	-	-	(2,197)
As at December 31, 2005	-	28	2,611	-	-	2,639
February 3, 2006 assumption	-	-	-	9,301	14,822	24,123
Converted into Trust Units, net	-	(8)	(223)	(1,990)	(2)	(2,223)
As at Sept 30, 2006	$-	$20	$2,388	$7,311	$14,820	$24,539

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended September 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

9. Unitholders' Capital

(a)    Authorized

The authorized capital consists of an unlimited number of Trust Units.

(b)   Issued

	Number of Units	Amount
As at December 31, 2004	41,788,500	$465,524
Conversion of subscription receipts	6,505,600	175,001
Convertible debenture conversions-9% series	643,133	8,924
Convertible debenture conversions-8% series	703,976	11,383
Convertible debenture conversion-6.5% series	1,081,497	33,585
Exchangeable share retraction [Note 11]	299,123	3,865
Distribution reinvestment plan issuance	1,167,109	36,217
Special distribution	465,285	10,678
Exercise of unit appreciation rights and other	328,344	12,084
Issue costs	-	(9,949)
As at December 31, 2005	52,982,567	$747,312
Issued in exchange for assets of Viking [Note2(a)]	46,040,788	1,638,131
Issued for cash	7,026,500	230,118
Convertible debenture conversions-9% series	28,732	398
Convertible debenture conversions-8% series	66,883	1,077
Convertible debenture conversions-6.5% series	114,313	3,562
Convertible debenture conversions-10.5% series	256,104	9,570
Convertible debenture conversions-6.40% series	434	21
Exchangeable share retraction [Note 11]	184,809	2,648
Distribution reinvestment plans	3,907,825	125,470
Exercise of unit appreciation rights	347,715	11,912
Issue costs	-	(12,838)
As at September 30, 2006	110,956,670	$2,757,381

(c)   Per Trust Unit Information

The following tables summarize the net income and Trust Units used in calculating income per Trust Unit:

Net income adjustments	Three Months ended	Three Months ended	Nine Months ended	Nine Months ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Net income, basic	$107,768	$52,862	$134,513	$29,308
Non-controlling interest	-	219	(65)	(156)
Interest on convertible debentures	4,674	-	292	-
Net income, diluted(1)	$112,442	$53,081	$134,740	$29,152

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended September 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

	Three Months	Three Months	Nine Months ended	Nine Months ended
Weighted average Trust Units adjustments	ended Sept 30, 2006	ended Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Number of Units
Weighted average Trust Units outstanding, basic	106,390,853	48,305,977	96,797,055	44,611,706
Effect of convertible debentures	6,380,559	-	302,484	-
Effect of exchangeable shares	-	268,398	42,507	300,830
Effect of unit appreciation rights	312,605	791,489	289,678	805,779
Weighted average Trust Units outstanding, diluted(2)	113,084,017	49,365,864	97,431,724	45,718,315

(1)   Net income, diluted excludes the impact of the conversions of certain of the convertible debentures for the three month and nine month period ended September 30, 2006, of nil and $12,301,000, respectively (three and nine months ended September 30, 2005 - $924,027 and $1,730,487), as the impact was anti-dilutive.

(2)  Weighted average Trust Units outstanding, diluted for the three and nine months ended September 30, 2006, does not include the impact of the units related to certain of the convertible debentures of nil and 6,167,722, respectively (three and nine months ended September 30, 2005 – 509,408 and 1,408,899, respectively), as the impact was anti-dilutive.

10. Employee Unit Incentive Plans

Trust Unit Rights Incentive Plan

As at September 30, 2006, a total of 2,080,625 (1,305,143 – December 31, 2005) Unit Appreciation Rights were outstanding under the Trust Unit Incentive Plan at an average exercise price of $32.20 ($16.73 – December 31, 2005).

The following summarizes the Trust Units reserved for issuance under the Trust Unit incentive plan:

	Nine Months ended September 30, 2006		Year ended December 31, 2005
			Unit	Weighted
	Unit Appreciation	Weighted Average	Appreciation	Average
	Rights	Exercise Price	Rights	Exercise Price
Outstanding beginning of period	1,305,143	$19.72	1,117,725	$11.92
Granted	2,124,300	36.60	793,325	26.69
Exercised	(979,818)	18.24	(420,157)	9.49
Cancelled	(369,000)	37.28	(185,750)	25.70
Outstanding before exercise
price reductions	2,080,625	34.54	1,305,143	19.72
Exercise price reductions	-	(2.34)	-	(2.99)
Outstanding, end of period	2,080,625	$32.20	1,305,143	$16.73
Exercisable before exercise price reductions	325,325	$24.19	109,068	$13.56
Exercise price reductions	-	(4.75)	-	(4.04)
	325,325	$19.44	109,068	$9.52

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended September 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

The following table summarizes information about Unit appreciation rights outstanding at September 30, 2006.

			Outstanding		Exercisable
			Exercise
Exercise Price	Exercise Price		Price net of	Remaining		Exercise Price
before price	net of price	At Sept 30,	price	Contractual	At Sept 30,	net of price
reductions	reductions	2006	reductions(a)	Life (a)	2006	reductions (a)
$12.19-$13.25	$ 5.30-$ 6.63	14,100	$ 5.85	2.1	14,100	$ 5.85
$13.35-$17.84	$ 7.02-$12.41	62,375	9.48	2.8	62,375	9.48
$18.90-$25.10	$13.55-$20.15	166,550	19.19	3.5	166,550	19.19
$29.21-$37.56	$25.13-$36.22	1,837,600	34.35	4.4	82,300	29.86
$12.19-$37.56	$ 5.30-$36.22	2,080,625	$ 32.20	4.3	325,325	$ 19.45
(a) Based on weighted average Unit appreciation rights outstanding.

Unit Award Incentive Plan

At September 30, 2006, 180,281 Units were outstanding under the Unit Award Incentive Plan.

Upon completion of the Plan of Arrangement with Viking [Note 2], Unitholders approved the issuance of up to 0.5% of outstanding Trust Units under the Unit award plan.

	Nine Months ended	Year ended
Number	September 30, 2006	December 31, 2005
Outstanding, beginning of period	35,365	10,662
Granted	193,489	23,466
Adjusted for distributions	18,801	1,237
Exercised	(34,329)	-
Cancelled	(33,045)	-
Outstanding, end of period	180,281	35,365

Upon closing of the Plan of Arrangement with Viking [Note 2] all awards and rights issued under the Trusts' employee unit incentive plans vested. Subsequent to closing additional rights and awards were issued under both plans.

The Trust has recognized compensation expense of $0.5 million and $10.0 million for the three and nine months ended September 30, 2006 respectively ($10.0 million and $16.1 million – three and nine months ended September 30, 2005 respectively), including a non cash compensation recovery of $2.2 million and $7.1 million for the three and nine months ended September 30, 2006, respectively ($3.7 million and $9.6 million – three and nine months ended September 30, 2005 respectively), related to the Trust Unit Incentive Plan and the Unit award plan. Recoveries occur when the Trust Unit market price decreases below the previous measurement date.

Of the total compensation expense for the three and nine months ended September 30, 2006, $nil and $9.0 million, respectively, have been recorded within transaction costs, with the remaining recorded as part of general and administrative expenses. The compensation expense related to the transaction with Viking, was measured based on the Trust Unit price on February 3, 2006, the effective date of the Plan of Arrangement.

11. Exchangeable Shares

(a)     Authorized

         Harvest Operations Corp., a subsidiary of the Trust, is authorized to issue an unlimited number of exchangeable shares without nominal or par value.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended September 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

(b)    Issued

Exchangeable shares, series 1	Nine Months ended	Year ended
	September 30, 2006	December 31, 2005
Outstanding, beginning of period	182,969	455,547
Shareholder retractions	(156,067)	(272,578)
Issuer redemption	(26,902)	-
Outstanding , end of period	-	182,969
Exchange ratio	-	1.17475

On March 16, 2006, the Trust elected to exercise its deminimus redemption right to redeem all of the exchangeable shares outstanding. On June 20, 2006 the redemption was completed.

(c)    Non-controlling interest

        The following is a summary of the non-controlling interest:

	Nine Months
	ended Sept 30,	Year ended
	2006	December 31, 2005
Non-controlling interest, beginning of period	$3,179	$6,895
Exchanged for Trust Units	(2,648)	(3,865)
Redeemed for cash	(1,022)	-
Excess of redemption price over cost, accumulated income	556	-
Current period income (loss) attributable to non-controlling interest	(65)	149
Non-controlling interest, end of period	$-	$3,179
Accumulated income attributed to non-controlling interest	$865	$374

12.     Financial Instruments and risk management contracts

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations as outlined in the annual consolidated financial statements for the year ended December 31, 2005 and 2004.

The following is a summary of Harvest's risk management contracts outstanding, along with their fair value at September 30, 2006.

Quantity	Type of Contract	Term	Reference	Fair
				value
4,000 bbl/d	Differential swap – Bow River	October – December 2006	29.58%	1,769
5,000 bbl/d	Differential swap – Bow River	October – December 2006	27.50%	1,650

1,000 bbl/d	Differential swap – Wainwright	October - December 2006	29.58%	691
1,000 bbl/d	Differential swap – Wainwright	October 2006 – April 2007	27.70%	970

5,000 GJ/d	Natural gas price collar contract	October 2006	Cdn$9.00-$13.06	741
25,000 GJ/d	Natural gas price collar contract	October 2006 – March 2007	Cdn$5.00-$13.55	1,240
25,000 GJ/d	Natural gas price collar contract	November 2006 – March 2007	Cdn$7.00-$12.50	188

$250,000,000	Foreign currency swap	October 2006	1.1066 Cdn/US(i)	2,775
$250,000,000	Foreign currency swap	October 2006	1.1091 Cdn/US(i)	2,150
$250,000,000	Foreign currency swap	October 2006	1.1093Cdn/US(i)	2,110

45 MWH	Electricity price swap contracts	October – December 2006	Cdn $51.48	2,138
Total current portion of fair value				16,422

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended September 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

				Fair
Quantity	Type of Contract	Term	Reference	value
5,000 bbl/d	Participating swap	January – December 2007	U.S.$60.00(g)	127
5,000 bbl/d	Participating swap	January – December 2007	U.S.$65.00(h)	5,429
5,000 bbl/d	Participating swap	January – June 2008	U.S.$65.00(e)	2,452

35 MWH	Electricity price swap contracts	January – December 2007	Cdn $56.69	2,472
35 MWH	Electricity price swap contracts	January – December 2008	Cdn $56.69	1,864

$416,700/mnth	Foreign currency swap	January – December 2007	1.14 Cdn/U.S.	183
$4,167,000/mnth	Foreign currency swap	January - December 2007	1.1189 Cdn/U.S.	770
$8,333,000/mnth	Foreign currency swap	January – June 2008	1.1099 Cdn/U.S.	559
$4,167,000/mnth	Foreign currency swap	January – December 2007	1.1249 Cdn/U.S.	1,311
Total long-term portion fair value				15,167

Quantity	Type of Contract	Term	Reference	Fair value
8,750 bbl/d	Participating swap	October – December 2006	U.S.$38.16(a)	(11,672)
5,000 bbl/d	Participating swap	October – December 2006	U.S.$45.17(a)	(4,884)
5,000 bbl/d	Participating swap	October 2006 – June 2007	U.S.$49.03(b)	(6,106)

5,000 bbl/d	Indexed put contract – bought put	October – December 2006	U.S.$55.00(c)	111
2,500 bbl/d	Indexed put contract – sold call	October – December 2006	U.S.$55.00(c)	(2,439)
2,500 bbl/d	Indexed put contract – bought call	October – December 2006	U.S.$65.00(c)	525
2,500 bbl/d	Indexed put contract – sold call	October – December 2006	U.S.$70.00(c)	(184)
2,500 bbl/d	Indexed put contract – bought call	October – December 2006	U.S.$83.00(c)	15

200 GJ/d	Fixed price - natural gas contract	October – December 2006	Cdn.$5.35(d)	(96)
			Cdn.$2.23-
76 GJ/d	Fixed price – natural gas contract	October 2006 – September 2007	$2.28(d)	(120)

Total current portion of fair value deficiency
				(24,850)
Quantity	Type of Contract	Term	Reference	Fair value
10,000 bbl/d	Participating swap	January – December 2007	U.S.$55.00(e)	(13,212)
5,000 bbl/d	Participating swap	January – June 2008	U.S.$55.00(f)	(707)

5,000 bbl/d	Indexed put contract – bought put	January – December 2007	U.S.$50.00(c)	1,547
2,500 bbl/d	Indexed put contract – sold call	January – December 2007	U.S.$50.00(c)	(18,406)
2,500 bbl/d	Indexed put contract – bought call	January – December 2007	U.S.$60.00(c)	10,338
2,500 bbl/d	Indexed put contract – sold call	January – December 2007	U.S.$70.00(c)	(4,591)
2,500 bbl/d	Indexed put contract – bought call	January – December 2007	U.S.$83.00(c)	1,416

200 GJ/d	Fixed price – natural gas contract	January 2007 – December 2008	Cdn. $5.35(d)	(1,041)
			Cdn. $2.28-
76 GJ/d	Fixed price – natural gas contract	October 2007 - October 2008	$2.34(d)	(156)

Total long-term portion of fair value deficiency				(24,812)
(a)    This price is a floor.The Trust realizes this price plus 50% of the difference between spot price and this price.
 (b)    This price is a floor. The Trust realizes this price plus 75% of the difference between spot price and this price.
(c)    Each group of a puts and call reflect an "indexed put option". These series of puts and calls serve to fix a floor price while retaining upward price exposure on a portion of price movements above the floor price.
(d)    This contract contains an annual escalation factor such that the fixed price is adjusted each year.
(e)    This price is a floor.The Trust realizes this price plus 67% of the difference between spot price and this price.
(f)    This price is a floor. The Trust realizes this price plus 80% of the difference between spot price and this price
(g)    This price is a floor. The Trust realizes this price plus 77% of the difference between spot price and this price.
(h)    This price is a floor. The Trust realizes this price plus 79% of the difference between spot price and this price.
(i) See Note 15

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended September 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

At September 30, 2006, the net unrealized loss position reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $18.1 million ($52.6 million – December 31, 2005).

For the three and nine months ended September 30, 2006, the total unrealized gain recognized in the consolidated statement of income, including amortization of deferred charges and gains, was $77.1 and $36.0 million (loss of $3.9 million and $73.5 million – three and nine months ended September 30, 2005 respectively). The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

13.     Change in Non-Cash Working Capital

	Three Months	Three Months	Nine Months	Nine Months
	ended	ended	ended	ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005

Changes in non-cash working capital items:
Accounts receivable	$(382)	$(18,292)	$(10,303)	$(40,593)
Prepaid expenses and deposits	(1,144)	44,171	(2,207)	1,256
Current portion of risk management contracts assets	(8,147)	(9,596)	4,809	(10,544)
Current portion of future income tax asset	-	(20,832)	22,975	(27,694)
Accounts payable and accrued liabilities	39,664	16,613	16,699	42,034
Cash distribution payable	3,330	9,212	1,752	9,608
Current portion of risk management contracts liability	(44,600)	54,209	(41,983)	64,573
	$(11,279)	$75,485	$(8,258)	$38,640

Changes relating to operating activities	$(1,073)	$29,810	$(17,824)	$(25,867)
Changes relating to financing activities	7,879	5,960	(10,891)	5,647
Changes relating to investing activities	33,477	(1,914)	15,635	7,422
Add: Non cash changes	(51,562)	41,629	4,822	51,438
	$(11,279)	$75,485	$(8,258)	$38,640

14.     Commitments, Contingencies and Guarantees

The Trust has letters of credit outstanding in the amount of approximately $8.0 million primarily provided to electricity infrastructure providers. These letters are provided by Harvest Operations' lenders pursuant to the secured senior credit agreement [Note 7]. These letters expire between October 1, 2006 and December 31, 2006, and are expected to be renewed as required.

The following is a summary of the Trust's contractual obligations and commitments as at September 30, 2006:
	Remaining Payments Due by Period
	2006	2007	2008	2009	2010	Thereafter	Total
Debt repayments (1)	$ -	$ -	$ -	$ 591,189	$ -	$ 279,425	$ 870,614
Capital commitments (3)	5,556	8,605	2,880	-	-	-	17,041
Operating leases (2)	1,508	3,570	3,506	3,506	1,573	-	13,663
Total contractual
obligations	$ 7,064	$ 12,175	$ 6,386	$ 594,695	$ 1,573	$ 279,425	$ 901,318

(1) Assumes that the outstanding convertible debentures either convert at the holders' option for Units or are redeemed for Units at the Trust's option.
(2) Relating to building and automobile leases.
(3) Relating to drilling contracts.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended September 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

15.     Subsequent Events

a) Acquisition of Refinery

On August 22, 2006, the Trust entered into an agreement to purchase North Atlantic Refinery Limited and related businesses ("North Atlantic") for US $1.4 billion, before working capital and other adjustments. A US $100 million (CDN$111.3 million) deposit was paid into escrow upon entering into the purchase agreement and is recorded as a long term asset at September 30, 2006. In anticipation of the closing of the refinery we entered into a series of swaps and forward purchase contracts for US$750.0 million. The total gain that we realized on this hedging strategy was CDN$22.5 million. This acquisition closed on October 19, 2006, with the remaining cash payment of US $1.3 billion (CDN$1.5 billion) wired to the vendor. The Trust will include the results of North Atlantic in its consolidated results from October 19, 2006 onward.

Concurrent with the purchase of the refinery by the Trust, North Atlantic entered into a supply and offtake agreement with a division of Vitol Refining Group B.V, called Vitol Refining S.A. for a minimum period of up to two years. This agreement provides that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol Refining S.A. and that during the term of the supply and offtake agreement, Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the refinery as well as the right and obligation to purchase all refined products produced by the refinery. As at November 8, 2006, North Atlantic had commitments totaling approximately US$400 million in respect of future crude oil feedstock purchases from Vitol Refining S.A.

The financing for the acquisition was also finalized on October 19, 2006, when the Trust entered into an amended and restated credit agreement which increased its three year extendible revolving credit facility from $900 million to $1.4 billion and established a $350 million Senior Secured Bridge Facility. The terms and conditions of the three year extendible revolving credit facility remained unchanged except for changes to the security pledged and the addition of a 15 basis point additional fee applicable so long as the Senior Unsecured Bridge Facility is outstanding. The amended and restated credit agreement required the Trust to increase the first floating charge over all of the assets of Harvest's operating subsidiaries to $2.5 billion plus grant a first mortgage security interest on the Refinery assets of North Atlantic. The $350 million Senior Secured Bridge Facility provided Harvest with a single draw on this facility within five days of the closing of its acquisition of North Atlantic and, subject to the repayment requirements of the $450 million Senior Unsecured Bridge Facility, requires repayments equivalent to the net proceeds from an issuance of equity or equity like securities including convertible debentures and repayment in full within 18 months of the initial draw. Harvest is entitled to make additional repayments on the $350 million Senior Secured Bridge Facility without penalty or notice.

Also on October 19, 2006, Harvest entered into a credit agreement that established a $450 million Senior Unsecured Bridge Facility which provided for only a single draw on the facility within five days for the closing of its acquisition of North Atlantic and requires repayments equivalent to the net proceeds from an issuance of equity or equity like securities including convertible debentures and repayment in full within 6 months of the initial draw. Amounts borrowed under this facility bear interest at a floating rate based on bankers' acceptances plus a range of 230 to 280 basis points depending on the Harvest financial ratios as set forth in the amended and restated credit agreement.

On October 16, 2006, North Atlantic entered into an amended and restated credit agreement that provides for a $10 million demand operating line of credit to finance its receivables and inventory in the Province of Newfoundland and Labrador as well as support period cash management market transactions. This facility is secured by a guarantee from Harvest Operations Corp. with amounts borrowed bearing interest at the bank's prime lending rate.

b) Trust Unit and Debenture Offering

On October 31, 2006 we issued a preliminary prospectus in respect of a "bought deal" agreement to sell $400 million of convertible debentures and 3,150,000 Trust Units at a price of $31.75 per Trust Unit. The preliminary prospectus also included an option (the "Over-allotment Option") to the underwriters to purchase up to an additional 472,500 Trust Units at a price of $31.75 per Trust Unit and up to an additional 60,000 Debentures at a price of $1,000 per Debenture on the same terms and conditions as the offering, exercisable from time to time, in whole or in part, for a period of up to 30 days following closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. The "bought deal" agreement entitles the underwriters to terminate and cancel their respective obligation if certain standard terms and conditions are not met.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended September 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

On the evening of October 31, 2006, changes to the Canadian income tax treatment of distributions from publicly traded trusts were announced by the Government of Canada which have resulted in considerable disruption of the valuations of all income and royalty trusts. In light of this announcement and the ensuing impact on capital markets, Harvest remains in discussions with its underwriters and is assessing various alternatives to proceed with this offering.

16.     Comparatives

Certain comparative figures have been reclassified to conform to the current period's presentation.